VIKING ENERGY GROUP, INC.

15915 Katy Freeway, Suite 450

Houston, TX 77094

Tel (281)-404-4387

December 20, 2018

Attn: John Hodgin; Mark Wojciechowski & Lily Dang

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, DC 20549

Re:	Viking Energy Group, Inc. Form 10-K filed April 17, 2018 Form 10-K/A filed April 25, 2018 File No. 000-29219

Supplemental Correspondence

Ladies and Gentlemen:

Viking Energy Group, Inc. (the “Company”) provides the following as a supplement to its previously filed response filed on December 14, 2018, (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 14, 2018, relating to the above-referenced filings.

In our response to your comment number 2, we made reference to a mailing directly to your office, of an independent valuation report, as well as an independent engineer reserve report. This supplement is being filed to request that you destroy both of these documents upon completion of your review.

Thank you for your assistance and review.

Sincerely,

Viking Energy Group, Inc.

/s/ Frank W. Barker, Jr.

Frank W. Barker, Jr.

Chief Financial Officer